Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2017 of SSR Mining Inc. of our report dated February 22, 2018, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8
(No. 333-219848, 333-185498, 333-196116 and 333-198092) of SSR Mining Inc. of our report dated February 22, 2018 referred to above.

(Signed) "PricewaterhouseCoopers LLP"
Chartered Professional Accountants

Vancouver, Canada
March 21, 2018